AMENDMENT TO
INVESTMENT MANAGEMENT AGREEMENT

This Amendment, dated as of October 1, 2019, is to the Investment Management Agreement made as of April 18, 2016 (the “Agreement”) by and between FRANKLIN TEMPLETON ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of FRANKLIN LIBERTY U.S. LOW VOLATILITY ETF (the “Fund”), a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation (the “Manager”).

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 4.A. of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting called for such purpose on September 6, 2019.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4.A. of the Agreement is removed and replaced with the following:

A.        For purposes of calculating such fee, the value of the net assets of the Fund shall be determined in the same manner as that Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information.  The rate of the management fee payable by the Fund shall be calculated daily at the annual rate of 0.29% of the value of the Fund’s average daily net assets.

            IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN TEMPLETON ETF TRUST on behalf of

FRANKLIN LIBERTY U.S. LOW VOLATILITY ETF

By:  /s/ Navid J. Tofigh

Name: Navid J. Tofigh

Title:   Vice President and Secretary

FRANKLIN ADVISERS, INC.

By:  /s/ Patrick O’Connor

Name: Patrick O’Connor

Title:   Senior Vice President